February 4, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. S. Fred Beck
Chief Financial Officer
ICON Health & Fitness, Inc.
1500 South 1000 West
Logan, Utah 84321

Re:	ICON Health & Fitness, Inc.
	Form 10-K for the year ended May 31, 2004
Forms 10-Q for the quarters ended August 28, 2004 and November 27,
2004
	Commission file #: 033-87930

Dear Mr. Beck:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended May 31, 2004

Managements Discussion & Analysis

- Seasonality

1. Reference is made to your presentation of EBITDA for each quarter in the two years ended May 31, 2004. In future filings, please balance this presentation with cash flows from operating, investing, and financing activities for each quarter in which quarterly EBITDA information is presented.

- Liquidity and Capital Resources, page 18

2. We note your disclosure that on January 22, 2002, Kmart filed for bankruptcy protection and at the time of the bankruptcy filing you had $12.1 million of unsecured accounts receivable outstanding. Also, it appears from your disclosure on page 11 that you recorded $2.4 million of Kmart bankruptcy bad debt in 2002 and $9.1 million in
2003. In this regard, supplementally explain to us, and include in the MD&A and notes to financial statements in future filings, your methodology used to determine the timing of the write-offs of the $12.1 million pre-bankruptcy receivable.

Item 14.  Controls and Procedures, page 34

3. In future filings, please present your disclosures of Controls and
Procedures under Item 9A as required by Form 10-K. Also, include the disclosures required by Item 14 (Principal Accountant Fees and
Services) of Form 10-K.

Balance Sheet, page F-3

4. Reference is made to the line item Intangible Assets, Net. In future filings, separately present goodwill and intangible assets on the face of the balance sheet. See paragraphs 42 and 43 of SFAS
No.
142.

Notes to the Financial Statements

Note 2.  Significant Accounting Policies

- Revenue, page F-8

5. We note that you recognize revenue upon shipment of the product to the customer. Please supplementally tell us, with a view toward expanded disclosure in future filings, how this policy meets the criteria in SAB No. 104, and specifically when customer all significant risks and rewards of ownership pass to the buyer. Additionally, please explain to us your return policy and how you estimate your allowance for returns.

6. Supplementally tell us, with a view toward expanded disclosure in future filings, the nature of the discounts and advertising programs that you offer. Also, explain your accounting treatment for these programs, including but not limited to, whether the allowances are reflected as a reduction of sales versus cost or expense. See EITF
01-9 for guidance.  We may have further comment.


7. We note that you record an allowance for warranty costs. It appears from your disclosure that estimated warranty costs are included in net sales. If the amount is included in net sales, supplementally tell us the accounting literature that supports your treatment of warranty costs. We may have further comments.

- Foreign Operations, page F-9

8. You state on page 23 that you had foreign currency contracts (i.e., forward exchange contracts) in that amount of $1.3 million in
Canadian dollars as of May 31, 2004. In this regard, supplelementally tell us whether those contracts meet the definition of derivative instruments as contemplated by paragraph 6 of SFAS No.
133. In future filings, please include a description of these contracts in the Notes to the financial statements and the disclosures required by paragraphs 44 and 45 of SFAS No. 133, as applicable.

Note 8.  Long-Term Debt, page F-13

9. Reference is made to the last paragraph under the caption, the 2002 Credit Agreement. Revise the last sentence in the paragraph in future filings to disclose that you have recorded borrowings under the 2002 Credit Agreement as a current liability at May 31, 2004.

10. In future filings, please include the weighted average interest rate on short-term borrowings outstanding (i.e., 2002 revolver and 2002 term loan) as of the date of each balance sheet presented.
See
Rule 5-02.19(b) of Regulation S-X.



Form 10-Q for the period ended November 27, 2004

Notes to the Financial Statements

Note D.  The 2002 Credit Agreement

11. We note your disclosure of the written waiver for the period January 13, 2004 through January 18, 2005 and that "accordingly, the
Company has classified the outstanding borrowings under the credit agreement, which totaled $178.3 million at November 29, 2003, as a long-term liability." In this regard, supplementally explain to us how the waiver obtained in January 2004 had an impact on the balance sheet classification of the 2002 Credit Agreement at November 29, 2003. In addition, supplementally explain why the waiver was not disclosed in your Form 10-K for the year ended May 31, 2004 and how the waiver impacted the balance sheet classifications of the 2002 Credit Agreement at May 31, 2004, August 28, 2004 and November 27, 2004.




Note E.  Discontinued Operations

12. In future filings, please disclose the expected manner of the disposal of your outdoor recreational equipment operations. If the long-lived assets will be disposed of other than by sale, please revise the filing to comply with the requirements of paragraph 27 of
SFAS No. 144.

General

13. Please comply with the comments on the Form 10-K for the year ended May 31, 2004 as they apply to filings on Form 10-Q



* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Claire Lamoureux at 202-824-5663 or Michele Gohlke at
202-942-7903 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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ICON Health & Fitness, Inc.
February 4, 2005
Page 1